                   Securities and Exchange Commission
                         Washington, D.C. 20549
                         ---------------------

                             Amendment No. 1
                                  to
                             SCHEDULE 14D-1
                         Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                         ---------------------

                    AMERICAN BUSINESS PRODUCTS, INC.
                       (Name of Subject Company)

                         ---------------------

                    SHERMAN ACQUISITION CORPORATION,
                                 and
                            MAIL-WELL, INC.
                               (Bidders)

                COMMON STOCK, PAR VALUE $2.00 PER SHARE
                     (Title Of Class of Securities)

                               024763104
                 (Cusip Number of Class of Securities)


          ROGER WERTHEIMER, ESQ.                       Copy to
             MAIL-WELL, INC.                 HERBERT H. DAVIS III, ESQ.
          23 INVERNESS WAY EAST            ROTHGERBER JOHNSON & LYONS LLP
        ENGLEWOOD, COLORADO 80112        1200 SEVENTEENTH STREET, SUITE 3000
              (303) 790-8023                   DENVER, COLORADO 80202
  (Name, Address and Telephone Number of      TELEPHONE: (303) 623-9000
Persons Authorized to Receive Notices and
  Communications on Behalf of Bidders)

                         ---------------------

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid: $59,435       Filing Party: Sherman Acquisition
                                                        Corporation and
                                                        Mail-Well, Inc.

Form or Registration No.: 5-30506      Date Filed: January 21, 2000



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

   This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on January 21, 2000 (as amended and supplemented, the "Schedule 14D-1") relating to the offer by Sherman Acquisition Corporation, a Georgia corporation ("Offeror") and an indirect wholly owned subsidiary of Mail-Well, Inc., a Colorado corporation ("Parent"), to purchase all outstanding shares of common stock, par value $2.00 per share (the "Shares"), of American Business Products, Inc., a Georgia corporation (the "Company"), at a purchase price of $20.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 21, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereof, respectively, and which are incorporated herein by reference.

ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS.

   Item 11 of Schedule 14D-1 is hereby amended and supplemented as follows:

     (a)(1)  Offer to Purchase, dated January 21, 2000.

                              SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2000

                                    Mail-Well, Inc.


                                    By:  /s/ Gary Ritondaro
                                        ------------------------------
                                    Name: Gary Ritondaro
                                         -----------------------------
                                    Title: Chief Financial Officer
                                          ----------------------------


                                    Sherman Acquisition Corporation


                                    By:  /s/ Gary Ritondaro
                                        ------------------------------
                                    Name: Gary Ritondaro
                                         -----------------------------
                                    Title: Chief Financial Officer
                                          ----------------------------
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
                                                    Exhibit (a)(1)
                                                    --------------

                     OFFER TO PURCHASE FOR CASH
               ALL OUTSTANDING SHARES OF COMMON STOCK

                                 OF
                  AMERICAN BUSINESS PRODUCTS, INC.

                                 AT
                        $20.00 NET PER SHARE

                                 BY
                  SHERMAN ACQUISITION CORPORATION
               AN INDIRECT WHOLLY OWNED SUBSIDIARY OF
                          MAIL-WELL, INC.

---------------------------------------------------------------------
           THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
  12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, FEBRUARY 18, 2000,
                   UNLESS THE OFFER IS EXTENDED.
---------------------------------------------------------------------

    THIS OFFER (THE "OFFER") IS BEING MADE IN CONNECTION WITH THE AGREEMENT AND PLAN OF MERGER, DATED AS OF JANUARY 13, 2000 (THE "MERGER AGREEMENT"), AMONG MAIL-WELL, INC. ("PARENT"), SHERMAN ACQUISITION CORPORATION (THE "OFFEROR") AND AMERICAN BUSINESS PRODUCTS, INC. (THE "COMPANY"). THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED AND ADOPTED THE MERGER AGREEMENT, APPROVED THE OFFER AND THE MERGER (AS DEFINED HEREIN), HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S STOCKHOLDERS AND RECOMMENDS THAT HOLDERS OF THE SHARES (AS DEFINED HEREIN) ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    IN CONNECTION WITH THE MERGER AGREEMENT, PARENT AND THE OFFEROR ENTERED INTO A SHAREHOLDERS' STOCK TENDER AGREEMENT DATED JANUARY 13, 2000 (THE "TENDER AGREEMENT") WITH CERTAIN STOCKHOLDERS OF THE COMPANY WHO OWN APPROXIMATELY 2.8% OF THE SHARES THAT ARE OUTSTANDING AND 2.7% ON A FULLY DILUTED BASIS (ASSUMING THE EXERCISE OF ALL "IN-THE-MONEY" STOCK OPTIONS). PURSUANT TO THE TENDER AGREEMENTS, SUCH STOCKHOLDERS HAVE AGREED TO TENDER SUCH SHARES PURSUANT TO THE OFFER.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER SUCH NUMBER OF SHARES THAT WOULD CONSTITUTE MORE THAN FIFTY PERCENT (50%) OF THE SHARES THAT ARE OUTSTANDING DETERMINED ON A FULLY DILUTED BASIS, (II) ANY WAITING PERIOD UNDER THE HSR ACT (AS DEFINED HEREIN) APPLICABLE TO THE PURCHASE OF SHARES PURSUANT TO THE OFFER HAVING EXPIRED OR HAVING BEEN TERMINATED PRIOR TO THE EXPIRATION OF THE OFFER AND (III) THE SATISFACTION OF CERTAIN OTHER TERMS AND CONDITIONS. SEE SECTION 15.

                             IMPORTANT

    Any stockholder desiring to tender Shares should either (i) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal and deliver the Letter of Transmittal with the Shares and all other required documents to the Depositary (as defined herein) or follow the procedure for book-entry transfer set forth in Section 3 or (ii) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Shares.

    Any stockholder who desires to tender Shares and whose certificates representing such Shares are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis or who cannot deliver all required documents to the Depositary, in each case prior to the expiration of the Offer, must tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3.

    Questions and requests for assistance or additional copies of this Offer to Purchase or the Letter of Transmittal may be directed to the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase.

              The Dealer Manager for the Offer is:

                 DONALDSON, LUFKIN & JENRETTE

January 21, 2000

                         TABLE OF CONTENTS

                                                             PAGE
                                                             ----

INTRODUCTION................................................   1

1.  TERMS OF THE OFFER......................................   2

2.  ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES...........   4

3.  PROCEDURE FOR TENDERING SHARES..........................   5

4.  WITHDRAWAL RIGHTS.......................................   8

5.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES.................   9

6.  PRICE RANGE OF SHARES; DIVIDENDS........................  10

7.  CERTAIN EFFECTS OF THE TRANSACTION......................  10

8.  CERTAIN INFORMATION CONCERNING THE COMPANY..............  11

9.  CERTAIN INFORMATION CONCERNING PARENT AND THE OFFEROR...  13

10. SOURCE AND AMOUNT OF FUNDS..............................  14

11. BACKGROUND OF THE OFFER; PAST CONTACTS, TRANSACTIONS OR
     NEGOTIATIONS WITH THE COMPANY..........................  15

12. PURPOSE OF THE OFFER AND THE MERGER; PLANS FOR THE
     COMPANY................................................  16

13. THE MERGER AGREEMENT AND THE TENDER AGREEMENT...........  17

14. DIVIDENDS AND DISTRIBUTIONS.............................  23

15. CERTAIN CONDITIONS TO THE OFFEROR'S OBLIGATIONS.........  23

16. CERTAIN LEGAL MATTERS...................................  25

17. FEES AND EXPENSES.......................................  26

18. MISCELLANEOUS...........................................  27

TO THE HOLDERS OF COMMON STOCK OF
  AMERICAN BUSINESS PRODUCTS, INC.:

                            INTRODUCTION

    Sherman Acquisition Corporation, a Georgia corporation (the "Offeror") and an indirect wholly-owned subsidiary of Mail Well, Inc., a Colorado corporation ("Parent"), hereby offers to purchase all outstanding shares of Common Stock, $2.00 par value per share
(the "Shares"), of American Business Products, Inc., a Georgia corporation (the "Company"), at a purchase price of $20.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). Tendering holders of Shares will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Offeror pursuant to the Offer. The Offeror will pay all charges and expenses of Donaldson, Lufkin & Jenrette Securities Corporation (the "Dealer Manager" or "Donaldson, Lufkin &
Jenrette"), American Securities Transfer & Trust, Inc. (the "Depositary") and Morrow & Co., Inc. (the "Information Agent") in connection with the Offer.

    THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED AND ADOPTED THE MERGER AGREEMENT (AS DEFINED HEREIN), APPROVED THE OFFER AND THE MERGER (AS DEFINED HEREIN), HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S STOCKHOLDERS AND RECOMMENDS THAT THE HOLDERS OF THE SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    The Company has advised the Offeror that Goldman, Sachs & Co., the Company's financial advisor, has delivered to the Company's
Board of Directors its written opinion dated January 14, 2000 to the effect that as of such date and based upon and subject to the matters set forth therein, the $20.00 in cash per Share to be received by the Company's stockholders pursuant to the Offer and the Merger is fair, from a financial point of view, to such holders. A copy of such opinion, which sets forth the assumptions made, procedures followed, matters considered, and limits on the review undertaken, is contained in the Company's Solicitation/ Recommendation Statement on
Schedule 14D-9 which is being distributed to the Company's stockholders. The Company's stockholders are urged to read the full text of that opinion.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE HAVING BEEN VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER SUCH NUMBER OF SHARES THAT WOULD CONSTITUTE MORE THAN FIFTY PERCENT (50%) OF THE SHARES THAT ARE OUTSTANDING DETERMINED ON A FULLY DILUTED BASIS (THE "MINIMUM CONDITION"), (II) ANY WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED (THE "HSR ACT"), APPLICABLE TO THE PURCHASE OF SHARES PURSUANT TO THE OFFER HAVING EXPIRED OR HAVING BEEN TERMINATED PRIOR TO THE EXPIRATION OF THE OFFER AND (III) THE SATISFACTION OF CERTAIN OTHER TERMS AND CONDITIONS. SEE SECTION 15.

    The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 13, 2000 (the "Merger Agreement"), among Parent, the Offeror and the Company. The Merger Agreement provides that, among other things, after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Georgia Business Corporation Code, as amended (the "GBCC"), the Offeror will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be an indirect wholly-owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share (other than Shares owned by the Company, any subsidiary of the Company, Parent, the Offeror, any other subsidiary of Parent or by stockholders, if any, who are entitled to and who properly exercise appraisal rights under the GBCC ("Dissenting Shares")) will be converted into the right to receive from the Surviving
                                 1

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

Corporation $20.00 in cash, without interest thereon (the "Offer
Price"). See Section 5 for a description of certain tax consequences of the Offer and the Merger.

    In connection with the Merger Agreement, the Offeror and Parent entered into a Stockholders' Stock Tender Agreement dated as of January 13, 2000 (the "Tender Agreement"), with each of the following stockholders of the Company: Henry Curtis VII, Hollis L. Harris, W. Stell Huie, Thomas F. Keller, James F. McDonald, Daniel
W. McLaughlin, C. Douglas Miller, G. Harold Northrop, Joe W. Rogers, William B. Stokely, III, Richard B. Curtis, Jr. (the "Tendering Stockholders"). Pursuant to the Tender Agreement, the Tendering Stockholders have agreed to tender an aggregate of 415,306 Shares owned by the Tendering Stockholders (the "Committed Shares") and have agreed to vote the Committed Shares in favor of the Merger and otherwise in the manner directed by the Offeror. The Tendering Stockholders have also agreed that, among other things, unless the Merger Agreement is terminated in accordance with its terms, such Tendering Stockholders will not transfer the Committed Shares. The Committed Shares represent approximately 2.7% of the Shares that, as of January 20, 2000, were issued and outstanding on a fully diluted basis (assuming the exercise of all "in-the-money" stock options). The Merger Agreement and the Stockholder Agreement are more fully described in Section 13.

    The Company has advised the Offeror that as of January 20, 2000, there were (a) 14,779,767 Shares issued and outstanding and (b) 1,695,927 reserved for issuance upon the exercise of employee and director stock options of which 1,190,764 are outstanding and 708,334 are "in-the-money." Accordingly, on a fully diluted basis the aggregate amount of Shares outstanding as of January 20, 2000 was 15,488,101. Based on the foregoing, the Minimum Condition will be satisfied if at least 7,745,599 Shares, or approximately 52.41% of the outstanding Shares as of January 20, 2000 (approximately 50.01% of the Shares on a fully diluted basis (assuming the exercise of all "in-the-money" stock options)), are validly tendered and not withdrawn prior to the Expiration Date (as defined below).

    THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL
CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY
DECISION IS MADE WITH RESPECT TO THE OFFER.

1. TERMS OF THE OFFER.

    Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Offeror will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with
Section 4. The term "Expiration Date" means 12:00 Midnight, New York City time, on February 18, 2000, unless the Offeror shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Offeror, shall expire.

    If the Offeror shall decide, in its sole discretion, to increase the consideration offered in the Offer to holders of Shares and if, at the time that notice of such increase is first published, sent or given to holders of Shares in the manner specified below, the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice is first so published, sent or given, then the Offer will be extended until the expiration of such period of 10 business days. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

    THE OFFER IS CONDITIONED UPON SATISFACTION OF THE MINIMUM CONDITION, THE EXPIRATION OR TERMINATION OF ANY WAITING PERIOD UNDER THE HSR ACT APPLICABLE TO THE PURCHASE OF SHARES PURSUANT TO THE OFFER AND CERTAIN OTHER TERMS AND CONDITIONS. SEE SECTION 15. THE MERGER AGREEMENT AND THE OFFER MAY BE TERMINATED BY THE OFFEROR AND PARENT IF CERTAIN EVENTS OCCUR. The Offeror reserves the right (but shall not be obligated), in accordance with applicable rules and regulations of the United States Securities and Exchange Commission (the "Commission"), subject to the limitations set forth in the Merger Agreement and described below, to waive or reduce the Minimum

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

Condition or to waive any other condition to the Offer. If the Minimum Condition or any condition set forth in Section 15 has not been satisfied by 12:00 Midnight, New York City time, on Friday, February 18, 2000 (or any other time then set as the Expiration Date), the Offeror may, subject to the terms of the Merger Agreement as described below, elect to (1) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, (2) subject to complying with applicable rules and regulations of the Commission, accept for payment all Shares so tendered and not extend the Offer or (3) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering stockholders.

    Under the terms of the Merger Agreement, the Offeror may not (except as described in the next sentence), without the consent of the Company, reduce the number of Shares subject to the Offer, reduce the Offer Price, impose any other conditions to the Offer other than the conditions set forth in Section 15 or modify such conditions (other than to waive any such conditions to the extent permitted by the Merger Agreement), extend the Offer or change the form of consideration payable in the Offer. Notwithstanding the foregoing, the Offeror may, without the consent of the Company, (i) extend the Offer, if at the scheduled or extended expiration date of the Offer any of the conditions shall not be satisfied, until such time as such conditions are satisfied, (ii) extend the Offer for a period of not more than 10 business days beyond the initial expiration date if on the date of such extension less than 90% of the outstanding Shares have been validly tendered and not withdrawn pursuant to the Offer, notwithstanding that all conditions to the Offer are satisfied on the date of such extension and (iii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or the Commission staff applicable to the Offer. Notwithstanding the foregoing, the Offer may not be extended beyond the date of termination of the Merger Agreement set forth in Section 13.

    Subject to the limitations set forth in this Offer and the Merger Agreement, the Offeror reserves the right (but will not be obligated), at any time or from time to time in its sole discretion, to extend the period during which the Offer is open by giving oral or written notice of such extension to the Depositary and by making a public announcement of such extension. Except to the extent required by the Merger Agreement, there can be no assurance that the Offeror will exercise its right to extend the Offer.

    Subject to the applicable rules and regulations of the Commission and subject to the limitations set forth in the Merger Agreement, the Offeror expressly reserves the right, at any time and from time to time, in its sole discretion, (i) to delay payment for any Shares regardless of whether such Shares were theretofore accepted for payment, or to terminate the Offer and not to accept for payment or pay for any Shares not theretofore accepted for payment or paid for, upon the occurrence of any of the conditions set forth in Section 15, by giving oral or written notice of such delay or termination to the Depositary, and (ii) at any time or from time to time, to amend the Offer in any respect. The Offeror's right to delay payment for any Shares or not to pay for any Shares theretofore accepted for payment is subject to the applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act, relating to the Offeror's obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer.

    Any extension of the period during which the Offer is open, delay in acceptance for payment or payment, termination or amendment of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(c) and 14e-1(d) under the Exchange Act. Without limiting the obligation of the Offeror under such rule or the manner in which the Offeror may choose to make any public announcement, the Offeror currently intends to make announcements by issuing a press release to the Dow Jones News Service (or such other national media outlet or outlets it deems prudent) and making any appropriate filing with the Commission.

    If, subject to the terms of the Merger Agreement, the Offeror makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer (including, with the consent of the Company, a waiver of the Minimum Condition), the Offeror will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules

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

14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act or otherwise.
The minimum period during which a tender offer must remain open following material changes in the terms of the offer or the information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period is generally required to allow for adequate dissemination to stockholders and investor response.

    Pursuant to Rule 14d-11 under the Exchange Act, scheduled to become effective January 24, 2000, the Purchaser may, subject to certain conditions, include a subsequent offering period following the expiration of the Offer on the Expiration Date ("Subsequent Offering Period"). Rule 14d-11 provides that the Purchaser may include a Subsequent Offering Period so long as, among other things,
(i) the Offer remains open for a minimum of 20 business days and has expired, (ii) all conditions to the Offer are deemed satisfied or waived by the Purchaser on or before the Expiration Date, (iii) the Purchaser accepts and promptly pays for all securities tendered during the Offer prior to close of the Offer, (iv) the Purchaser announces the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 Eastern time on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period, and (v) the Purchaser immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period. The Purchaser will be able to include a Subsequent Offering Period, if it satisfies the conditions above, after February 18, 2000. In a public release, the Commission has expressed the view that the inclusion of a Subsequent Offering Period would constitute a material change to the terms of the Offer requiring the Purchaser to disseminate new information to shareholders in a manner reasonably calculated to inform them of such change sufficiently in advance of the Expiration Date (generally five business days). In the event the Purchaser elects to include a Subsequent Offering Period, it will notify shareholders of the Company consistent with the requirements of the Commission.

    A Subsequent Offering Period, if one is included, is not an extension of the Offer. A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer, in which shareholders may tender Shares not tendered into the Offer. THE PURCHASER DOES NOT CURRENTLY INTEND TO INCLUDE A SUBSEQUENT OFFERING PERIOD IN THE OFFER, ALTHOUGH IT RESERVES THE RIGHT TO DO SO IN ITS SOLE DISCRETION.

    PURSUANT TO RULE 14d-7 UNDER THE EXCHANGE ACT, SCHEDULED TO BECOME EFFECTIVE JANUARY 24, 2000, NO WITHDRAWAL RIGHTS APPLY TO SHARES TENDERED INTO A SUBSEQUENT OFFERING PERIOD AND NO WITHDRAWAL RIGHTS APPLY DURING THE SUBSEQUENT OFFERING PERIOD WITH RESPECT TO SHARES TENDERED IN THE OFFER AND ACCEPTED FOR PAYMENT. THE SAME CONSIDERATION, THE OFFER PRICE, WILL BE PAID TO SHAREHOLDERS TENDERING SHARES IN THE OFFER OR IN A SUBSEQUENT OFFERING PERIOD, IF ONE IS INCLUDED.

    The Company has provided the Offeror with the Company's list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company's stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.

    Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Offeror will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 4 promptly after the later to occur of (a) the Expiration Date and (b) the satisfaction or waiver of the conditions set forth in Section 15 related to regulatory matters. Subject to compliance with Rule 14e-1(c) under the Exchange Act, the Offeror expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Sections 1 and 16. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares or timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company or the Philadelphia Depository Trust Company (collectively, the "Book-Entry Transfer Facilities"), pursuant to the procedures set forth in Section 3, (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) with all required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined below) and (iii) any other documents required by the Letter of Transmittal.

    The term "Agent's Message" means a message transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Offeror may enforce such agreement against the participant.

    For purposes of the Offer, the Offeror will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when the Offeror gives oral or written notice to the Depositary of the Offeror's acceptance of such Shares for payment pursuant to the Offer. In all cases, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Offeror and transmitting such payment to tendering stockholders. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or the Offeror is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to the Offeror's rights under Section 1, the Depositary may, nevertheless, on behalf of the Offeror, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4 below and as otherwise required by Rule 14e-1(c) under the Exchange Act. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID BY THE OFFEROR BECAUSE OF ANY DELAY IN MAKING ANY PAYMENT.

    If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer to a Book-Entry Transfer Facility, such Shares will be credited to an account maintained within such Book-Entry Transfer Facility), as promptly as practicable after the expiration, termination or withdrawal of the Offer.

    IF, PRIOR TO THE EXPIRATION DATE, THE OFFEROR INCREASES THE PRICE BEING PAID FOR SHARES ACCEPTED FOR PAYMENT PURSUANT TO THE OFFER, SUCH INCREASED CONSIDERATION WILL BE PAID TO ALL STOCKHOLDERS WHOSE SHARES ARE PURCHASED PURSUANT TO THE OFFER, WHETHER OR NOT SUCH SHARES WERE TENDERED PRIOR TO SUCH INCREASE IN CONSIDERATION.

    The Offeror reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Offeror of its obligations under the Offer or prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment.

3. PROCEDURE FOR TENDERING SHARES.

    Valid Tenders. For Shares to be validly tendered pursuant to the Offer, either a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration
Date or the tendering stockholder must comply with the guaranteed delivery procedure set forth below. In addition, either
(i) certificates representing such Shares must be received by the Depositary along with the Letter of Transmittal or such Shares must be tendered pursuant to the procedure for book-entry transfer set forth below, and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the guaranteed delivery procedures set forth below must be complied with. No alternative, conditional or contingent tenders will be accepted.

    DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY IN
ACCORDANCE WITH SUCH BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

    Book-Entry Transfer. The Depositary will make a request to establish an account with respect to the Shares at each Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in a Book-Entry Transfer Facility's system may make book-entry delivery of Shares by causing a Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at a Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. Although delivery of Shares may be effected through book-entry at a Book-Entry Transfer Facility prior to the Expiration Date, (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase or (ii) the guaranteed delivery procedures described below must be complied with.

    Signature Guarantee. Signatures on the Letter of Transmittal must be guaranteed by a member in good standing of the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program, the Stock Exchange Medallion Program, or by any other bank, broker, dealer, credit union, savings association or other entity which is an "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being referred to as an "Eligible Institution" and, collectively, as "Eligible Institutions"), unless the Shares tendered thereby are tendered (i) by a registered holder of Shares who has not completed either the box labeled
"Special Delivery Instructions" or the box labeled "Special Payment Instructions" on the Letter of Transmittal or (ii) for the account of any Eligible Institution. If the certificates evidencing Shares are registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made, or delivered to, or certificates for unpurchased Shares are to be issued or returned to, a person other than the registered owner or owners, then the tendered certificates must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 to the Letter of Transmittal.

    Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's certificates for Shares are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis, such Shares may nevertheless be tendered if all of the following guaranteed delivery procedures are duly complied with:

   i.    the tender is made by or through an Eligible Institution;

   ii. a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Offeror, is received by the Depositary, as provided below, prior to the Expiration Date; and

   iii. the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), and any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and any other documents required by the Letter of

         Transmittal are received by the Depositary within three trading days after the date of such Notice of Guaranteed Delivery. The term "trading day" is any day on which the New York Stock Exchange ("NYSE") is open for business.

    The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

    THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER. SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

    Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) certificates for such Shares or a Book-Entry Confirmation, (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with all required signature guarantees or, in the case of a book-entry transfer, an Agent's Message, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE OF THE SHARES TO BE PAID BY THE OFFEROR, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING ANY PAYMENT.

    Backup Federal Income Tax Withholding. To prevent "backup" federal income tax withholding with respect to payment of the purchase price of shares purchased pursuant to the offer, each stockholder must, subject to certain exceptions, provide the Depositary with such stockholder's correct taxpayer identification number ("TIN") and certify that such stockholder is not subject to backup federal income tax withholding by completing the substitute form W-9 included in the letter of transmittal. Foreign holders must generally submit a completed form W-8 to avoid 31% backup withholding. This form may be obtained from the Depositary. See instruction 9 set forth in the Letter of Transmittal.

    Determination of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Offeror, in its sole discretion, and its determination will be final and binding on all parties. The Offeror reserves the absolute right to reject any or all tenders of any Shares that are determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of the Offeror, be unlawful. The Offeror also reserves the absolute right to waive any of the conditions of the Offer, subject to the limitations set forth in the Merger Agreement, or any defect or irregularity in the tender of any Shares. The Offeror's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions to the Letter of Transmittal) will be final and binding on all parties. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of the Offeror, Parent, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

    Other Requirements. By executing the Letter of Transmittal as set forth above (including through delivery of an Agent's Message), a tendering stockholder irrevocably appoints designees of the Offeror as such stockholder's attorneys-in-fact and proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder's right with respect to the Shares tendered by such stockholder and accepted for payment by the Offeror (and any and all other Shares or other securities issued or issuable in respect of such Shares).
All such powers of attorney and proxies shall be considered coupled with an interest in the tendered Shares. This appointment is effective when, and only to the extent that, the Offeror accepts for payment the Shares deposited with the Depositary. Upon acceptance for payment, all prior powers of attorney and proxies given by the stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent proxies may be given or written consent executed (and, if given or executed, will not be deemed effective). The designees of the Offeror will, with respect to the Shares and other securities or rights, be empowered to exercise all voting and other rights of such stockholder as they in their sole judgment deem proper in respect of any annual or special meeting of the Company's stockholders, or any adjournment or postponement thereof, any actions by written consent in lieu of any such meeting or otherwise.
The Offeror reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Offeror's payment for such Shares, the Offeror must be able to exercise full voting and other rights with respect to such Shares and the other securities or rights issued or issuable in respect of such Shares, including voting at any meeting of stockholders (whether annual or special or whether or not adjourned) in respect of such Shares.

    A tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer, as well as the tendering stockholder's representation and warranty that (i) such stockholder has the full power and authority to tender, sell, assign and transfer the tendered Shares (and any and all other Shares or other securities issued or issuable in respect of such Shares), and
(ii) when the same are accepted for payment by the Offeror, the Offeror will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. The Offeror's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Offeror upon the terms and subject to the conditions of the Offer.

4. WITHDRAWAL RIGHTS.

    Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment pursuant to the Offer, may also be withdrawn at any time after February 18, 2000. If purchase of or payment for Shares is delayed for any reason or if the Offeror is unable to purchase or pay for Shares for any reason, then, without prejudice to the Offeror's rights under the Offer, tendered Shares may be retained by the Depositary on behalf of the Offeror and may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the Offer.

    For a withdrawal of Shares tendered pursuant to the Offer to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in
Section 3, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and must otherwise comply with such Book-Entry Transfer Facility's procedures.

    All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Offeror, in its sole discretion, and its determination will be final and binding on all parties. None of the Offeror, Parent, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

    Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be retendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3.

5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

    The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to beneficial owners of Shares whose Shares are purchased pursuant to the Offer or whose Shares are converted to cash in the Merger. The discussion is for general information only and does not purport to consider all aspects of federal income taxation that may be relevant to beneficial owners of Shares. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing, proposed and temporary regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change. The discussion applies only to beneficial owners of Shares in whose hands Shares are capital assets within the meaning of Section 1221 of the Code, and may not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to certain types of beneficial owners of Shares (such as insurance companies, tax-exempt organizations and broker-dealers) who may be subject to special rules. This discussion does not discuss the federal income tax consequences to a beneficial owner of Shares who, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, nor does it consider the effect of any foreign, state or local tax laws.

    BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH BENEFICIAL OWNER OF SHARES SHOULD CONSULT SUCH BENEFICIAL OWNER'S OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO SUCH BENEFICIAL OWNER AND THE PARTICULAR TAX EFFECTS TO SUCH BENEFICIAL OWNER OF THE OFFER AND THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND OTHER TAX LAWS.

    The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for federal income tax purposes. In general, for federal income tax purposes, a beneficial owner of Shares will recognize gain or loss equal to the difference between the beneficial owner's adjusted tax basis in the Shares sold pursuant to the Offer or converted to cash in the Merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted to cash in the Merger. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the beneficial owner held the Shares for more than one year as of the date of sale (in the case of the Offer) or the Effective Time (in the case of the Merger). Long-term capital gain of individuals currently is taxed at a maximum rate of 20% for capital assets held more than eighteen months, and at a maximum rate of 28% for capital assets held for eighteen months or less but for more than twelve months. For capital assets held twelve months or less, capital gain is taxed at the same rates as ordinary income.

    Payments in connection with the Offer or the Merger may be subject to "backup withholding" at a rate of 31%, unless a beneficial owner of Shares (a) is a corporation or comes within certain exempt categories and, when required, demonstrates this fact or (b) provides a correct TIN to the payor, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A beneficial owner who does not provide a correct TIN may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against the beneficial owner's federal income tax liability. Each beneficial owner of Shares should consult with his or her own tax advisor as to his or her qualification for exemption from backup withholding and the procedure for obtaining such exemption. Those tendering their Shares in the Offer may prevent backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. See Section 3. Similarly, those who convert their Shares into cash in the Merger may prevent backup withholding by completing a Substitute Form W-9 and submitting it to the paying agent for the Merger.

    In general, cash received in respect of Dissenting Shares will result in the recognition of capital gain or loss to the beneficial owner of such Shares. Any such beneficial owner should consult such owner's tax advisor in that regard.

    Parent and the Offeror will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement to any holder of Shares such amounts as Parent or the Offeror is required to deduct and withhold with respect to the making of such payment. To the extent that amounts are so withheld by Parent or the Offeror, such withheld amounts shall be treated for all purposes of the Merger Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by Parent or the Offeror.

6. PRICE RANGE OF SHARES; DIVIDENDS.

    The Shares are traded on the NYSE under the symbol "ABP". The following table sets forth for the periods indicated the high and low sales prices per Share on the NYSE as reported by the Company in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (the "1998 10-K") with respect to the years ended December 31, 1998 and December 31, 1997, and as reported by published financial sources with respect to periods after December 31, 1998.

                                                            HIGH          LOW
                                                            ----          ---
      Year Ended December 31, 1997:
        First Quarter..................................    $25.25       $22.00
        Second Quarter.................................     25.00        22.50
        Third Quarter..................................     25.38        21.88
        Fourth Quarter.................................     25.87        19.06
      Year Ended December 31, 1998:
        First Quarter..................................    $24.13       $19.63
        Second Quarter.................................     23.44        19.50
        Third Quarter..................................     21.69        16.50
        Fourth Quarter.................................     24.00        16.06
      Year Ended December 31, 1999:
        First Quarter..................................    $23.44       $14.00
        Second Quarter.................................     16.50        14.50
        Third Quarter..................................     15.75        14.63
        Fourth Quarter.................................     15.88        10.25

    On January 13, 2000, the last full day of trading prior to the public announcement of the execution of the Merger Agreement, according to publicly available sources, the closing price per Share as reported on the NYSE was $12.00. On January 20, 2000, the last full day of trading prior to the commencement of the Offer, according to publicly available sources, the closing price per Share as reported on the NYSE was $19.69. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

    On October 20, 1999 the Board of Directors of the Company declared a regular quarterly cash dividend of $0.165 per share payable on December 15, 1999, to shareholders of record on December 1, 1999.

7. CERTAIN EFFECTS OF THE TRANSACTION.

    The purchase of the Shares by the Offeror pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which will adversely affect the liquidity and market value of the remaining Shares held by stockholders other than the Offeror. The Company has advised the Offeror that, as of January 20, 2000, there were approximately 4,250 holders of record and approximately 2,700 beneficial owners of the Shares.

    Market for Shares. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of the NYSE for continued listing on the NYSE. According to NYSE's published guidelines, NYSE would consider delisting the Shares if, among other things, the number of record holders of at least 100 Shares were to fall below 1,200, the number of publicly held Shares (exclusive of holdings of officers, directors, their immediate families and other concentrated holdings of 10% or more ("NYSE Excluded Holdings")) should fall below 600,000 or the aggregate market value of publicly held Shares (exclusive of NYSE Excluded Holdings) should fall below $5,000,000. If as a result of the purchase of the Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NYSE for continued listing and the Shares are no longer listed, the market for the Shares would be adversely affected.

    In the event that the Shares should no longer be listed or traded on the NYSE, it is possible that such Shares would continue to trade in the over-the-counter market and that price quotations would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would, however, depend upon the number of holders of such Shares remaining at such time, the interest in maintaining a market in Shares on the part of securities firms, the possible termination of registration of such Shares under the Exchange Act, as described below, and other factors.

    Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the Commission if there are fewer than 300 record holders of such Shares. It is the intention of the Offeror to seek to cause an application for such termination to be made as soon after consummation of the Offer as the requirements for termination of registration of such Shares are met. If such registration were terminated, the Company would no longer legally be required to disclose publicly in proxy materials distributed to stockholders the information which it now must provide under the Exchange Act or to make public disclosure of financial and other information in annual, quarterly and other reports required to be filed with the Commission under the Exchange Act; the Company would no longer be subject to Rule 13e-3 under the Exchange Act relating to "going private" transactions; and the officers, directors and 10% stockholders of the Company would no longer be subject to the "short-swing" insider trading reporting and profit recovery provisions of the Exchange Act. Furthermore, if such registration were terminated, persons holding "restricted securities" of the Company may be deprived of their ability to dispose of such securities under Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended (the "Securities Act").

    If registration of the Shares is not terminated prior to the Merger, then the Shares will be delisted from all stock exchanges and the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

    Margin Regulations. The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. If registration of Shares under the Exchange Act were terminated, such Shares would no longer be "margin securities."

8. CERTAIN INFORMATION CONCERNING THE COMPANY.

    Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase, including financial information, has been furnished by the Company or has been taken from or based upon publicly available documents and records on file with the Commission and other public sources. Although neither the Offeror nor Parent has any knowledge that would indicate that statements contained herein based upon such documents are untrue, neither the Offeror nor Parent assume any responsibility for the accuracy or completeness of the information concerning the Company or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Offeror or Parent.

    The Company is a Georgia corporation with its principal executive offices located at 2100 RiverEdge Parkway, Suite 1200, Atlanta, Georgia 30328. The Company is engaged in the manufacture and sale of specialty packaging and printed office products. The markets for these products are located principally throughout the continental United States.

    Set forth below is certain summary consolidated financial data with respect to the Company excerpted or derived from financial information contained in the 1998 10-K and the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999. More comprehensive financial information is included in such reports and other documents filed by the Company with the Commission, and the following summary is qualified in its entirety by reference to such reports and such other documents and all the financial information (including any related notes) contained therein. Such reports and other documents should be available for inspection and copies thereof should be obtainable in the manner set forth below.

                  AMERICAN BUSINESS PRODUCTS, INC.

            SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                               NINE MONTHS ENDED
                                                 SEPTEMBER 30                     YEAR ENDED DECEMBER 31
                                              -------------------           --------------------------------
                                              1999           1998           1998           1997           1996
                                              ----           ----           ----           ----           ----
                                                  (UNAUDITED)
                                                      (IN MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)
Income Statement Data
  Net sales.............................    $350,196       $346,757       $461,270       $453,315       $568,275
  Net income (loss).....................      12,395         13,487         11,787         19,242         21,054
  Net income per share (diluted)........        0.82           0.83           0.74           1.16           1.28
  Net income per share (basic)..........        0.82           0.84           0.74           1.17           1.28

                                                      SEPTEMBER 30                    DECEMBER 31
                                                      ------------         ----------------------------------
                                                          1999             1998           1997           1996
                                                          ----             ----           ----           ----
                                                       (UNAUDITED)
                                                                      (IN MILLIONS OF DOLLARS)
Balance Sheet Data
  Total current assets............................      $135,732         $166,211       $173,559       $190,835
  Total assets....................................       282,659          301,244        330,494        337,771
  Total current liabilities.......................        59,067           67,629         69,129         74,143
  Total shareholders' equity......................       156,346          162,740        181,697        172,991

    The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interests of such persons in transactions with the Company. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a World Wide Web site on the internet at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the Commission. Such material may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

9. CERTAIN INFORMATION CONCERNING PARENT AND THE OFFEROR.

    The Offeror is a newly incorporated Georgia corporation. To date, the Offeror has not conducted any business other than that incident to its formation, the execution and delivery of the Merger Agreement, the Tender Agreement and the commencement of the Offer. Accordingly, no meaningful financial information with respect to the Offeror is available. The Offeror is an indirect wholly-owned subsidiary of Parent. The principal executive office of the Offeror is located at 23 Inverness Way East, Suite 160, Englewood, Colorado 80112.

    Parent, a Colorado corporation, has its principal executive office at 23 Inverness Way East, Suite 160, Englewood, Colorado 80112. Parent is a leading consolidator in the highly fragmented printing industry, specializing in four fast-growing multibillion-dollar market segments: commercial printing, envelopes, labels and printing for distributors. Parent currently has more than 13,000 employees and 110 printing plants and numerous sales offices throughout North America.

    Set forth below is certain summary consolidated financial data with respect to Parent excerpted or derived from financial information contained in Parent's Annual Report on Form 10-K for the year ended December 31, 1998 and Parent's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999. More comprehensive financial information is included in such reports and other documents filed by Parent with the Commission, and the following summary is qualified in its entirety by reference to such reports and such other documents and all the financial information (including any related notes) contained therein.

                                               MAIL WELL, INC.

                              SELECTED CONSOLIDATED FINANCIAL INFORMATION
                             (IN MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)
                                                   NINE MONTHS ENDED
                                                     SEPTEMBER 30
                                                        (000'S)                      YEAR ENDED DECEMBER 31
                                                  -------------------           ---------------------------------
                                                  1999           1998           1998           1997          1996
                                                  ----           ----           ----           ----          ----
                                                      (UNAUDITED)
Income Statement Data
  Net sales.................................    $1,372.3       $1,072.9       $1,504.7       $1,073.9       $944.5
  Income before extraordinary item..........        47.3           33.6           25.8           35.0         21.2
  Net income................................        47.3           33.6           21.7           28.9         21.2
  Earnings per basic share:
  Net income per share before extraordinary
    item....................................    $   0.97       $   0.73       $   0.55       $   0.86       $ 0.53
  Extraordinary item........................        0.00           0.00          (0.08)         (0.15)          --
                                                --------       --------       --------       --------       ------
  Net income per basic share................    $   0.97       $   0.73       $   0.47       $   0.71       $ 0.53
                                                ========       ========       ========       ========       ======
  Earnings per diluted share:
  Income per share before extraordinary
    item....................................    $   0.88       $   0.88       $   0.53<Fc>   $   0.82       $ 0.52
  Extraordinary item........................        0.00           0.00          (0.08)         (0.14)          --
                                                --------       --------       --------       --------       ------
  Net income per diluted share..............    $   0.88       $   0.88       $   0.45       $   0.68       $ 0.52
                                                ========       ========       ========       ========       ======

                                                          SEPTEMBER 30                  DECEMBER 31
                                                          ------------         -------------------------------
                                                              1999             1998          1997         1996
                                                              ----             ----          ----         ----
                                                          (UNAUDITED)
                                                                        (IN MILLIONS OF DOLLARS)
Balance Sheet Data
  Total current assets................................      $  367.7         $  335.9       $234.9       $177.6
  Total assets........................................       1,360.3          1,128.0        671.4        552.0
  Total current liabilities...........................         259.4            183.7        129.5        142.4
  Total long term debt................................         672.6            583.4        330.4        237.8
  Total shareholders' equity..........................         354.6            299.4        171.8        143.4

    Parent is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports and other information with the Commission relating to its business, financial condition and other matters. Such reports and other information are available for inspection and copying at the offices of the Commission in the same manner as set forth with respect to the Company in Section 8. Such material may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

    The name, citizenship, business address, present principal occupation and material positions held during the past five years of each of the directors and executive officers of Parent and the Offeror are set forth in Annex I to this Offer to Purchase.

    Except as set forth in this Offer to Purchase, none of the Offeror, Parent or, to the best knowledge of the Offeror or Parent, any of the persons listed in Annex I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between the Offeror or Parent, or, to the best of their knowledge, any of the persons listed in Annex I hereto, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. Except as described in this Offer to Purchase, none of the Offeror or Parent or, to the best knowledge of Parent or the Offeror or, any of the persons listed in Annex I hereto, has had any transaction with the Company or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the Commission applicable to the Offer.

10. SOURCE AND AMOUNT OF FUNDS.

    The Offeror estimates that the total amount of funds required to acquire the Shares pursuant to the Offer, the Merger Agreement and the Tender Agreement (exclusive of related fees and expenses) will be approximately $297,172,099 (assuming the exercise of all outstanding options net of exercise price received).

    Parent has received a written financing commitment (the
"Commitment Letter") from Bank of America, N.A. for a senior secured financing in the aggregate principal amount of $800,000,000 (the
"Senior Secured Financing") to finance the transactions under the Merger Agreement (estimated to be $334,000,000, including the repayment of Company debt), to pay related costs and expenses
(estimated to be $15,000,000), to refinance certain indebtedness of Parent and its subsidiaries (estimated to be approximately $340,000,000) and the remainder to provide funds for ongoing general corporate purposes of the Parent after the Merger. Although Bank of America has committed to provide the entire Senior Secured Financing, Bank of America expects to assemble a syndicate of financial institutions (the "Lenders") prior to or promptly after the initial funding under the Senior Secured Financing. The terms of the definitive agreement providing for the Senior Secured Financing (the "Loan Agreement") have not yet been finalized. The following is a summary of the anticipated principal terms of the Senior Secured Financing based upon the Commitment Letter. This summary is subject to finalizing of the Loan Agreement and is qualified in its entirety by reference to the Commitment Letter, which is filed as an exhibit to the
Schedule 14D-1 of which this Offer to Purchase is an exhibit.

    The Senior Secured Financing will be in the form of (i) a Revolving Credit Facility in the aggregate amount of $150 million,
(ii) a Tranche A Term Loan Facility in the aggregate amount of $400 million, and (iii) a Tranche B Term Loan Facility in the aggregate amount of $250 million. The Revolving Credit Facility will mature upon the earlier to occur of the repayment in full of the Tranche A Term Facility and 6 years from the date of closing of the Senior Secured Financing. The Tranche A Term Loan Facility will mature 6 years from the closing date and the Tranche B Term Loan Facility will mature 7 years from the closing date. Both Term Loan Facilities will be subject to repayment according to a scheduled amortization to be determined.

    Borrowings under the Revolving Credit Facility and the Tranche A Term Loan Facility will bear interest at a rate equal to (i) LIBOR plus a margin rate to be determined and based upon Parents funded debt to EBITDA ratio ("Applicable Margin"); or (ii) an alternate base rate (determined by the higher of the Bank of America prime rate or the Federal Funds rate plus .50%) ("Alternate Base Rate") plus the Applicable Margin. Borrowings under the Tranche B Term Loan Facility will bear interest at a rate equal to (i) LIBOR plus 300.0 basis points, or (ii) the Alternate Base Rate plus 175.0 basis points. Parent will also pay Bank of America underwriting and administration fees, reimburse certain expenses and provide certain indemnities, all of which Parent believes to be customary for borrowings of this type.

    The security for the Senior Secured Financing will be a first priority perfected security interest in (i) all of the capital stock of the domestic subsidiaries of Parent and 65% of the capital stock of each foreign subsidiary of the Parent; and (ii) all other present and future material assets and properties of the subsidiaries of the Parent including the Company following the Merger.

    The definitive loan agreement will contain conditions precedent, representations and warranties, covenants (including financial covenants), events of default and other provisions customary for such financings.

    Bank of America's commitment to provide the Senior Secured Financing is conditioned upon, among other things, the execution of a definitive loan agreement on or before April 14, 2000; completion and satisfaction with a due diligence analysis and review of the acquisition of the Company by Parent and the financial condition, business, operations, accounting treatment and prospects for Parent and its subsidiaries after the acquisition of the Company; the absence of a material change in the market for syndicated facilities similar to the Senior Secured Financing and in financial, banking or capital markets; and other conditions customary for such financings.

    It is anticipated that the indebtedness incurred through borrowings under the Senior Secured Financing will be repaid from funds generated internally by Parent and its subsidiaries, including the Company and its subsidiaries, and from other sources that may include the proceeds of the private or public sale of debt or equity securities. No final decisions have been made concerning the method Parent will employ to repay such indebtedness. Such decisions when made will be based on Parent's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions.

11. BACKGROUND OF THE OFFER; PAST CONTACTS, TRANSACTIONS OR
    NEGOTIATIONS WITH THE COMPANY.

    Parent was initially contacted by the Company's financial advisor on or about October 22, 1999 and advised that the Company had retained them to assist in examining strategic alternatives to maximize shareholder value. On November 4, 1999 Parent entered into a Confidentiality Agreement with respect to the Company. Parent received the Confidential Offering Memorandum on November 5 and subsequently commenced its valuation of the Company in the context of the process outlined by the Company's advisor.

    On November 18, 1999 Parent submitted its initial valuation range for the shares of the Company. Shortly thereafter, Parent was advised verbally that it was being invited to remain in the process and to receive a presentation from the Company's management as soon as schedules could be arranged. A presentation by the Company's management to Parent's management took place in Atlanta, Georgia on December 13, 1999 and was followed by tours of certain of the Company's operating facilities on December 14. Parent conducted other due diligence with respect to the Company concurrently with the presentation and facilities tour, including examination by Parent and certain of its professional advisors of various documents pertaining to the Company which had been assembled at the offices of the Company's law firm in Atlanta.

    Parent held a telephonic meeting of its Board of Directors on December 17, 1999, during which the Board discussed a potential transaction to acquire the Company. The Board authorized Parent's management to pursue the acquisition of the Company. On December 20, Parent was invited by the Company's advisor to submit a definitive proposal to acquire the Company by January 6, 2000.

    On January 4, 2000 Parent interviewed the President's of the
Company's business units as part of its due diligence. On January 6, 2000 Parent submitted a written offer to acquire the Company at a price of

$19.25 per share. Parent was informed that the Company's Board of Directors would meet on January 10, 2000 to consider offers made to acquire the Company. Commencing on the afternoon of January 10, 2000, discussions were held among the Company, its advisor and Parent. These discussions culminated in Parent submitting a revised written offer on January 11, 2000 to acquire the Company at a price of $20 per share, subject to approval of its Board of Directors. On January 12, 2000 Parent advised the Company that Parent had been authorized by its Board of Directors to pursue its $20 per share offer, and a revised written offer was submitted to the Company.
Parent was subsequently advised later on January 12 that the Company's Board of Directors had approved Parent's offer of $20 per share subject to the negotiation, execution and delivery of a definitive agreement and the receipt of an executed commitment letter from a nationally recognized financial institution, in form and content satisfactory to the Executive Committee of the Board of Directors of the Company, agreeing to finance the transaction proposed by Parent.

    Negotiations of a definitive agreement commenced immediately and were concluded on January 13 with the execution of the Merger
Agreement. Also on January 13, 2000, Parent received and transmitted to the Company a commitment letter from Bank of America agreeing to finance the transaction. The transaction was announced on January 14, 2000 at 6:05 a.m. eastern standard time.

12. PURPOSE OF THE OFFER AND THE MERGER; PLANS FOR THE COMPANY.

    The purpose of the Offer, the Merger and the Merger Agreement and the other transactions contemplated thereby is to enable Parent to acquire control of, and the entire equity interest in, the Company.

    In order to effect the Merger, the GBCC and the Articles of Incorporation of the Company (the "Charter") require the holders of a majority of the Shares to approve the Merger Agreement. The Board of Directors of the Company has unanimously approved and adopted the Merger Agreement and the Tender Agreement and approved the terms of the Offer and the Merger, and, unless the Merger is consummated pursuant to the short form merger provisions under the GBCC as described below, the only remaining required corporate action of the Company is the approval of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares. If the Offeror acquires, through the Offer or otherwise a majority of the combined voting power of the outstanding Shares, it would have sufficient voting power to effect the Merger without the vote of any other stockholder of the Company.

    Pursuant to the Merger Agreement, the Company has agreed that, as soon as practicable following the expiration of the Offer, it will duly call and hold a meeting of stockholders for the purpose of obtaining the stockholder approval of the Merger Agreement. Parent has agreed that all Shares owned by the Offeror or any other subsidiary of Parent will be voted in favor of approval of the Merger Agreement. The meeting of stockholders shall be held as soon as practicable following the purchase of Shares pursuant to the Offer. If the Offeror acquires a majority of the Shares through the Offer or otherwise, approval of the Merger Agreement can be obtained without the affirmative vote of any other stockholder of the Company.

    Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders of the Company will have certain rights under the GBCC to dissent and demand appraisal of, and to receive payment in cash for the fair value of, their Shares. Such rights to dissent, if the statutory procedures are complied with, could lead to a judicial determination of the fair value of the Shares (excluding any appreciation or depreciation in anticipation of the merger) required to be paid in cash to such dissenting holders of their Shares. In addition, such dissenting stockholders may be entitled to receive payment of a fair rate of interest from the date of consummation of the merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, a Georgia court could take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity.

    Rule 13e-3. The Commission has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions and which may, under certain circumstances, be applicable to the Merger or another business combination in which the Offeror seeks to acquire the remaining Shares not held by it following the purchase of Shares pursuant to the Offer. The Offeror believes, however, that Rule 13e-3 will not be applicable to the Merger if it is consummated within one year after the termination of the Offer at the Offer Price. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the Commission and disclosed to stockholders prior to consummation of the transaction.

    Plans for the Company. Parent will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger. Parent intends to seek additional information about the Company during this period. Thereafter, Parent intends to review such information as part of a comprehensive review of the Company's business, operations, capitalization and management with a view to optimizing the Company's potential contribution to Parent's business. So long as there are holders of Shares other than Parent or any of its subsidiaries, Parent expects that the Board of Directors of the Company would not declare dividends on the Shares.

    Except as indicated in this Offer to Purchase and the Merger Agreement, Parent does not have any current plans or proposals which relate to or would result in any of the following: an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present Board of Directors or management of the Company; any material change in the Company's present capitalization or dividend policy; or any other material change in the Company's corporate structure or business.

13. THE MERGER AGREEMENT AND THE TENDER AGREEMENT.

    The following is a summary of the material terms of the Merger Agreement, which summary is qualified in its entirety by reference to the Merger Agreement which is filed as an exhibit to the Tender Offer Statement on Schedule 14D-1.

    The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as practicable, but in no event later than five (5) business days following the date of public announcement of the execution thereof. The obligation of Offeror to accept for payment the Shares tendered pursuant to the Offer is subject to (i) the Minimum Condition and (ii) the satisfaction or waiver of certain other conditions of the Offer. See Section 15. The Minimum Condition of the Offer is that the Shares tendered pursuant to the Offer by the expiration of the Offer and not withdrawn, together with the Shares owned by the Offeror, represent, on a fully diluted basis, a majority of the outstanding voting power of the Shares.

    The Offeror expressly reserves the right to modify the terms of the Offer, except that, without the consent of the Company, the Offeror shall not (a) reduce the number of Shares subject to the Offer, (b) reduce the price per Share to be paid pursuant to the Offer, (c) modify or add to the conditions set forth in Section 15,
(d) except as provided below, extend the Offer, or (e) change the form of consideration payable in the Offer.

    Notwithstanding the foregoing, the Offeror may, without the consent of the Company, (a) extend the Offer, if at the scheduled Expiration Date any of the conditions to Offeror's obligations to purchase Shares shall not be satisfied until such conditions have been satisfied, (b) extend the Offer for a period of not more than ten business days beyond the initial expiration date of the Offer, if on the date of such extension less than 90% of the outstanding Shares have been validly tendered and not properly withdrawn pursuant to the Stock Offer, notwithstanding that all conditions to the Offer are satisfied as of the date of such extension, and (c) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer. Notwithstanding the foregoing, the Offer may not be extended beyond the date of termination of the Merger Agreement set forth in Section 15.

    The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the GBCC, Offeror shall be merged with and into the Company at the Effective Time. Following the merger, the separate corporate existence of Offeror shall cease and the Company shall continue as the Surviving Corporation and shall succeed to and assume all the rights and obligations of Offeror and the Company in accordance with the GBCC. At the Effective Time, the Charter and the By-laws of the Company shall be the Charter and By-Laws of the Surviving Corporation. The directors of Offeror shall become the directors of the Surviving Corporation and the officers of the Offeror shall become the officers of the Surviving Corporation.

    Conversion of Securities. As of the Effective Time, by virtue of the Merger and without any action on the part of Offeror, the Company or the holders of any securities of Offeror or the Company, each Share (other than Shares owned by the Company, any subsidiary of the Company, Parent, Offeror, any other subsidiary of Parent or by stockholders, if any, who are entitled to and who properly exercise appraisal rights under the GBCC) shall be converted into the right to receive from the Surviving Corporation, in cash, without interest, the price per Share paid pursuant to the Offer. Each share of stock of Offeror issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, by virtue of the merger and without any action on the part of the holder of any shares of stock of Offeror, be converted into and become one fully paid and nonassessable shares of common stock, $2.00 par value, of the Surviving Corporation.

    Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and Offeror. The representations and warranties of the Company relate, among other things, to: its organization and qualification; subsidiaries; capital structure; authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby; required consents and approvals; filings made by the Company with the Commission under the Securities Act or the Exchange Act (including financial statements included in the documents filed by the Company under these acts); absence of any material adverse change; compliance with laws; tax matters; liabilities; benefit plans and employees and employment practices; litigation; environmental matters; and intellectual property related matters.

    The Offeror and Parent have also made customary representations and warranties to the Company. Representations and warranties of Offeror and Parent relate, among other things, to their organization and authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby, required consents and approvals and financing matters.

    Covenants Relating to the Conduct of Business. During the period from the date of the Merger Agreement to the Effective Time, the Company has agreed as to itself and its subsidiaries to carry on its business in the ordinary course of its business as currently conducted and that, except as otherwise expressly contemplated or permitted by the Merger Agreement or except to the extent Parent shall otherwise consent in writing, the Company shall not:

    a. (i) Declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its shareholders in their capacity as such (other than dividends and other distributions by the Company's subsidiaries), (ii) other than in the case of any subsidiary, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in Substitution for shares of its capital stock or (iii) purchase, redeem, or otherwise acquire any shares of capital stock of the Company or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

    b. Issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options to acquire any such shares, voting securities, equity equivalent or convertible securities, other than (i) the issuance of Shares upon the exercise of Company stock options outstanding on the date of the Merger Agreement in accordance with their current terms, or (ii) the issuance by any wholly-owned subsidiary of the Company of its capital stock to the Company or another wholly-owned subsidiary of the Company;

    c. Amend its Articles of Incorporation or Bylaws;

    d. Sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any of its assets, other than transactions that are in the ordinary course of business consistent with past practice and not material to the Company and its subsidiaries taken as a whole;

    e. Incur any indebtedness for borrowed money, guarantee any such indebtedness or make any loans, advances or capital contributions to, or other investments in, any other person, other than (i) in the ordinary course of business consistent with past practices and (ii) indebtedness, loans, advances, capital contributions and investments between the Company and any of its subsidiaries or between any of such subsidiaries;

    f. Alter (through merger, liquidation, reorganization, restructuring or in any other fashion) the corporate structure or ownership of the Company or enter into any binding commitment to do so;

    g. Except as set forth in the schedules to the Merger Agreement, enter into or adopt, or amend any existing, severance plan, agreement or arrangement or enter into or amend any employee benefit plan or employment or consulting agreement, other than as required by law or in the ordinary course of business;

    h. Except as set forth in the schedules to the Merger Agreement increase the compensation payable or to become payable to its officers or employees, except for increases in the ordinary course of business consistent with past practice in salaries or wages of officers or employees of the Company or any of its subsidiaries, or enter into any employment or severance agreement with any director or officer of the Company or any of it subsidiaries, or establish, adopt, enter into, or, except as may be required to comply with applicable law, any new labor, collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employees;

    i. Knowingly violate or knowingly fail to perform any material obligation or duty imposed upon it or any subsidiary by any applicable material federal, state or local law, rule, regulation, guideline or ordinance;

or

    j. Authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

    No Solicitation. The Merger Agreement provides that the Company shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any of its officers, directors, agents, attorneys, accountants, advisors, affiliates and other representatives, or those of any of its subsidiaries to, solicit, participate in, or encourage inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions or negotiations with, any person relating to, any Company Takeover Proposal; provided, however, that if, at any time prior to the acceptance for payment of Shares pursuant to the Offer, the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders under applicable law, the Company may, in response to a Company Takeover Proposal which was not solicited subsequent to the date of the Merger Agreement, and (a) to the extent applicable, to comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act, and
(b) subject to compliance with the notification provisions discussed below, engage in discussions or negotiations with, or furnish information concerning the Company and its subsidiaries, business, properties or assets to, any third party which makes a Superior Proposal.

    The Merger Agreement defines "Company Takeover Proposal" as any tender offer or exchange offer, proposal for a merger, consolidation or other business combination involving the Company or any of its subsidiaries or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, the Company or any of its subsidiaries, other than by the transactions contemplated under, or otherwise permitted by, the Merger Agreement. The Merger Agreement defines "Superior Proposal" as any Company Takeover Proposal, the terms of which the Board of Directors of the Company determines in its good faith judgment to be a superior financial alternative to the Company's

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shareholders when compared as a whole with the transactions contemplated by the Merger Agreement and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Company's Board of Directors after consulting with its financial advisor, is reasonably likely to be obtained.

    In addition to the obligations of the Company described in the preceding paragraphs, the Merger Agreement provides that the Company shall promptly advise Parent of any request for information or of any Company Takeover Proposal, the material terms and conditions of such request or Company Takeover Proposal and the identity of the person making any such request or Company Takeover Proposal. The Company is further required under the terms of the Merger Agreement to keep Parent fully informed of the status and details (including amendments or proposed amendments) of any such request or Company Takeover Proposal. Upon making the determination that the Board of Directors and the Company must engage in discussions with a third party to meet its fiduciary duty, and prior to engaging in discussions or negotiations with, or furnishing information concerning the Company and its subsidiaries, business, properties or assets to, any third party in connection with a Superior Proposal, the Board of Directors of the Company must provide not less than five (5) days prior written notice to Parent of such determination, including a description of the Superior Proposal in reasonable detail to allow the Parent to evaluate such Superior Proposal.

    Access. The Merger Agreement provides that Company must allow Parent, Offeror, their lender, and their respective authorized representatives, during ordinary business hours, access to examine all documents, records, reports, books, or files maintained by Company or its representatives, including but not limited to access to Company's financial records, auditor's work papers, or other such documents as may be reasonably requested by Parent. In addition, Company shall promptly provide Parent with copies of all management reports normally provided to the Company's Chief Executive Officer.

    Shareholders Meeting. The Merger Agreement provides, if the approval and adoption of the Merger Agreement by the Company's stockholders is required by law, the Company will, as soon as practicable following the consummation of Offer, duly call, give notice of, convene and hold a stockholder meeting for the purpose of considering the approval of the Merger Agreement and the transactions contemplated thereby. The Board of Directors of the Company will recommend to the stockholders the adoption or approval of the Merger Agreement and the Merger, shall solicit proxies in favor of the Merger Agreement and the Merger and shall take all other lawful actions necessary, helpful to secure the vote or consent of such holders required by law and the Company's Articles of Incorporation. Notwithstanding the foregoing, if the Offeror acquires at least 90% of the outstanding Shares, the parties shall, at the request of Parent, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the expiration of the Offer without a meeting of the Company's stockholders in accordance with the GBCC.

    Payment in Respect of Equity Rights. Pursuant to the Merger Agreement, the Board of Directors of the Company agreed to adopt such resolutions or take such other actions as are required to adjust the terms of all outstanding employee stock options or other rights to purchase Shares ("Company Options") to provide that each Company Options outstanding immediately prior to the acceptance for payment of Shares pursuant to the Offer are be canceled in exchange for a cash payment from the Company. The amount of such cash payment shall be equal to (a) the excess, if any, of (i) the price per Share to be paid pursuant to the Offer over (ii) the exercise or conversion price per Share of such Company Options, multiplied by
(b) the number of Shares for which such Company Options shall not theretofore have been exercised (the "Option Consideration"). Under the Merger Agreement, at the Effective Time, each holder of then-outstanding Company Options, whether or not then exercisable, shall receive for each Share subject to such Company Options an amount (subject to any applicable withholding tax) in cash equal to the difference between the Offer Price and the per share exercise price of such Company Options to the extent such difference is a positive number.

    The Company has also agreed that prior to the Effective Time, Company will use its best efforts to obtain all necessary consents or releases from holders of Company Options, to the extent required by the terms of the plans or agreements governing such Company Options, or pursuant to the terms of any

                                 20

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

Company Options granted thereunder, and to take all such other lawful action as may be necessary to give effect to the transactions contemplated by the Merger Agreement. The Company further agreed that, except as otherwise agreed to by Parent or Offeror, the Company shall take all action necessary to ensure that (a) the provisions of any plan, program or arrangement providing for the issuance or grant of any interest in respect of the capital stock of Company or any Company subsidiary, shall be canceled as of the Effective Time, and (b) following the Effective Time, (i) no participant in any plans, programs or arrangements shall have any right thereunder to acquire equity securities of Company, the Surviving Corporation or any subsidiary thereof and all such plans shall have been terminated, and (ii) Company will not be bound by any Company Options which would entitle any person to own any capital stock of Company, the Surviving Corporation or any subsidiary thereof.

    The Company has also agreed that it will take all action necessary to approve the Offer, the Merger, and all other transactions contemplated by the Merger Agreement under the American Business Products Rights Agreement, by and between the Company and Equiserve Trust Company, N.A., dated May 5, 1999, as the same may be amended from time to time, and has represented and warranted that upon the taking of such action none of the Offer, the Merger, or any other transactions contemplated by the Merger Agreement will result in any of the rights therein becoming exercisable.

    Parent, the Company and their respective Boards of Directors have agreed that if any "fair price," "business combination," "control share acquisition," or "greenmail" statute or other similar statute or regulation shall become applicable to the transactions contemplated by the Merger Agreement, they shall use their reasonable best efforts to obtain or grant such approvals and take such actions as are necessary so that the transactions contemplated thereby may be consummated as promptly as practicable and otherwise act to minimize the effects of any such statute or regulation on such transactions.

    Indemnification. Pursuant to the Merger Agreement, Parent and Offeror have agreed that from and after the Effective Time, Parent agrees not to, and agrees to cause the Surviving Corporation in the Merger not to, take any action nor permit any action to be taken which would have the effect of eliminating or impairing the rights of current or former officers and the directors of the Company to be indemnified for actions taken by such officers or directors in such capacities prior to the Effective Time so long as such indemnification would have been available to such parties at such time in accordance with the respective Bylaws and Articles of Incorporation of the Company and applicable law. Parent further agreed to fund all such indemnification obligations of the Surviving Corporation as they relate to such matters. For a period of six years from the Effective Time, Parent further agreed to cause the Surviving Corporation to provide the Company's current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time that is no less favorable than the Company's existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage.

    Conditions Precedent. The respective obligations of each party to effect the merger shall be subject to the fulfillment prior to the Closing Date (as defined in the Merger Agreement) of the following conditions: (a) all actions by or in respect of or filings with any governmental entity required to permit the consummation of the Merger shall have been obtained or made (including the expiration or termination of any applicable waiting period under the HSR Act); (b) no court or other governmental entity having jurisdiction over the Company or Parent, or any of their respective subsidiaries, shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Merger or any of the transactions contemplated hereby illegal; and
(c) Parent and Offeror shall have previously accepted for payment and paid for not less than a majority of the fully diluted Shares pursuant to the Offer.

    The obligations of the Company to effect the Merger are further subject to fulfillment prior to the Effective Time of the following conditions: (a) (i) each of Parent and Offeror shall have performed in all material respects each of its agreements contained in the Merger Agreement required to be performed on or prior to the Effective Time, (ii) each of the representations and warranties of Parent and Offeror contained in the Merger Agreement shall be true and correct on and as of the Effective Time, as if made

                                 21

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

on and as of such date, and (iii) the Company shall have received a certificate signed on behalf of each of Parent and Offeror by its Chief Executive Officer and its Chief Financial Officer to such effect;
and (b) the Exchange Agent shall have delivered to the Company a certificate, dated as of the Effective Time, to the effect that Parent has deposited with the Exchange Agent sufficient funds to pay the aggregate cash payments required to be paid pursuant to the Offer.

    The obligations of Parent and the Offeror to effect the Merger are further subject to fulfillment prior to the Effective Time of the following conditions: (a) the Company shall have performed in all material respects each of its agreements contained in the Merger Agreement required to be performed on or prior to the Effective
Time, (b) each of the representations and warranties of the Company contained in the Merger shall be true and correct on and as of the Effective Time as if made on and as of such date, and (c) Parent shall have received a certificate signed on behalf of the Company by its Chief Executive Officer and its Chief Financial Officer to such effect.

    Termination. The Merger Agreement provides that it may be terminated at any time prior to the Effective Time, whether before or after the approval of the terms of the Merger Agreement by the stockholders of the Company:

    a. By mutual written consent of Parent and the Company;

    b. By either Parent or the Company, if the other party shall have failed to comply in any material respect with any of its covenants or agreements contained in the Merger Agreement required to be complied with prior to the date of such termination, which failure to comply has not been cured within five business days following receipt by such other party of written notice of such failure to comply; provided, however, that if any such breach is curable by the breaching party through the exercise of the breaching party's best efforts and for so long as the breaching party shall be so using its best efforts to cure such breach, the non-breaching party may not terminate the Merger Agreement pursuant to this paragraph;

    c. By either Parent or the Company, if there has been (i) a breach by the other party (in the case of Parent, including any material breach by Offeror) of any representation or warranty that is not qualified as to materiality which has the effect of making such representation or warranty not true and correct in all material respects or (ii) a breach by the other party (in the case of Parent, including any material breach by Offeror) of any representation or warranty that is qualified as to materiality, in each case which breach has not been cured within five business days following receipt by the breaching party of written notice of the breach; provided, however, that if any such breach is curable by the breaching party through the exercise of the breaching party's best efforts and for so long as the breaching party shall be so using its best efforts to cure such breach, the nonbreaching party may not terminate the Merger Agreement pursuant to this paragraph;

    d. By Parent or the Company, if any court or other governmental entity having jurisdiction over a party to the Merger Agreement shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and nonappealable;

    e. By Parent or the Company, if the shareholders of the Company are required by law to but do not approve the Merger Agreement and the transactions contemplated thereby at a shareholder meeting or any adjournment or postponement thereof;

    f. By the Company, if the Board of Directors of the Company shall have determined, after conferring with its independent legal counsel, that it is necessary to approve, endorse or recommend a Superior Proposal to the Company's shareholders in order to meet its fiduciary duties under applicable law;

    g. By Parent or the Company, if: (i) the Offer shall have expired without the Minimum Condition being met or (ii) Offeror shall not have accepted for payment all Shares tendered pursuant to the Offer by July 13, 2000; provided, however, that the right to terminate the Merger Agreement under this section shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of Parent or Offeror, as the case may be, to purchase the Shares pursuant to the Offer on or prior to such date;

                                 22

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    h. By Parent if (i) the Board of Directors of Company or any
committee thereof shall have withdrawn or modified in a manner adverse to Parent or Offeror the approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Superior Proposal or any other acquisition of Shares other than the Offer and the Merger, or (ii) the Board of Directors of Company shall have determined to approve, endorse or recommend a Superior Proposal to the Company's shareholders; or

    i. By Parent, in the event that Company has notified Parent of the existence of a Superior Proposal and Company has failed to notify Parent that it has rejected such Superior Proposal within ten days of the date of such notice.

    Upon a termination of the Merger Agreement (i) by Parent or Company pursuant to paragraphs (e), (f) or (h) of above, or (ii) by Parent pursuant to paragraph (i) above, in the event that Company determines to accept the Superior Proposal that was the subject of the notice to Parent, Company shall pay to Parent, as liquidated damages and not as a penalty, Eight Million Dollars ($8,000,000), which amount has been reasonably calculated to approximate the compensation due to Parent for its time, expense and lost opportunity costs in connection herewith.

    Fees and Expenses. Parent shall pay all HSR Act filing fees and printing expenses of the parties. Except as otherwise provided in the Merger Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby including, without limitation, the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the party incurring such costs and expenses.

    Tender Agreements. Concurrently with the execution and delivery of the Merger Agreement, Parent, the Offeror and each of the Tendering Stockholders entered into the Tender Agreement. Pursuant to the Tender Agreement, the Tendering Stockholders agreed to tender into the Offer an aggregate of 415,306 Shares currently owned by the Tendering Stockholders (the "Committed Shares"). The Tender Agreement also provides that the Tendering Stockholders irrevocably appoint certain officers of the Offeror as their proxy to vote their portion of such Committed Shares (a) in favor of the Merger and the transaction and (b) otherwise in the manner directed by Offeror.

14. DIVIDENDS AND DISTRIBUTIONS.

    The Merger Agreement provides that neither the Company nor any of its subsidiaries will, among other things, from the date of the Merger Agreement through the Effective Time (a) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its shareholders in their capacity as such (other than dividends and other distributions by subsidiaries),
(b) other than in the case of any subsidiary, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in Substitution for shares of its capital stock or (c) purchase, redeem, or otherwise acquire any shares of capital stock of the Company or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities.

15. CERTAIN CONDITIONS TO THE OFFEROR'S OBLIGATIONS.

    Notwithstanding any other provision of the Offer or the Merger Agreement, Offeror shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Offeror's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any Shares tendered pursuant to the Offer, and may amend or terminate the Offer as to any Shares not then paid for unless (i) there shall have been validly tendered and not withdrawn, prior to the expiration of the Offer, that number of Shares which would represent at least a majority of the Fully Diluted Shares (as defined below) (the "Minimum Condition") and (ii) any waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated. The term "Fully Diluted Shares" means all outstanding securities entitled generally to vote in the election of

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directors of Company on a fully diluted basis, after giving effect to the exercise or conversion of all securities of the Company
(including Company Options) exercisable or convertible into such voting securities.


    Furthermore, notwithstanding any other term of the Offer or the Agreement, Offeror shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer, with the consent of Company, if, at any time on or after the date of the Agreement and prior to the expiration of the Offer, any of the following conditions exists:


    a. There shall have been instituted, threatened or pending any litigation brought by any governmental authority or other person, or before any court or governmental authority, agency or tribunal, domestic or foreign, in each case that has a reasonable likelihood of success, (i) challenging the acquisition by Parent or Offeror of any Shares, directly or indirectly seeking to restrain or prohibit or otherwise make substantially more costly the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement or materially delaying the Merger, or seeking to obtain from Company, Parent or Offeror any damages that are material in relation to Company and its subsidiaries, taken as a whole, (ii) seeking to prohibit or limit the ownership or operation by Company, Parent or any of their respective subsidiaries of any material portion of the business or assets of Company, Parent or any of their respective subsidiaries, or to compel Company, Parent or any of their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of Company, Parent or any of their respective subsidiaries, as a result of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement,
(iii) seeking to impose or to confirm limitations on the ability of Parent or any of its subsidiaries effectively to acquire or hold or to exercise full rights of ownership of Shares, including without limitation the right to vote any Shares acquired or owned by Parent or any of its subsidiaries on all matters properly presented to the shareholders of Company, including without limitation the adoption and approval of the Agreement and the Merger or the right to vote any shares of capital stock of any subsidiary directly or indirectly owned by Company, or (iv) seeking to prohibit Parent or any of its subsidiaries from effectively controlling in any material respect the business or operations of Company or any of its subsidiaries.

    b. There shall be any law enacted, entered, enforced, promulgated, amended or issued with respect to, or deemed applicable to, or any consent, approval, authorization, clearance, exemption, waiver or similar affirmation by any person pursuant to any contract, law, order or permit withheld with respect to, (i) Parent, Company or any of their respective subsidiaries or (ii) the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, by any governmental entity or before any court or governmental authority, agency or tribunal, domestic or foreign, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above;

    c. (i) The Board of Directors of Company or any committee thereof shall have withdrawn or modified in a manner adverse to Parent or Offeror the approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Superior Proposal or any other acquisition of Shares other than the Offer and the Merger or (ii) the Board of Directors of Company shall have determined to approve, endorse or recommend a Superior Proposal to the Company's shareholders;

    d. Any of the representations and warranties of Company set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct, or any such representations and warranties that are not so qualified shall not be true and correct in any material respect, in each case as if such representations and warranties were made at the time of such determination;

    e. Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Company to be performed or complied with by it under the Merger Agreement;

    f. The Agreement shall have been terminated in accordance with its terms or the Offer shall have been terminated with the consent of Company; or

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    g. All consents of and notices to or filings with governmental authorities and third parties required in connection with the transactions contemplated by the Merger Agreement shall not have been obtained or made other than those the absence of which, individually or in the aggregate, would not have a material adverse effect on the Company or prevent or materially delay consummation of any of the transactions contemplated by the Merger Agreement.

16. CERTAIN LEGAL MATTERS.

    Except as set forth in this Section, the Offeror is not aware of any approval or other action by any governmental or administrative agency which would be required for the acquisition or ownership of Shares by the Offeror as contemplated herein. Should any such approval or other action be required, it will be sought, but the Offeror has no current intention to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter, subject, however, to the Offeror's right to decline to purchase Shares if any of the conditions specified in Section 15 shall have occurred. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions, or that adverse consequences might not result to the Company's business or that certain parts of the Company's business might not have to be disposed of if any such approvals were not obtained or other action taken.

    Antitrust. Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares under the Offer may be consummated following the expiration of a 15-day waiting period following the filing by Parent of a Premerger Notification and Report Form with respect to the Offer, unless Parent receives a request for additional information or documentary material from the Department of Justice, Antitrust Division (the "Antitrust Division") or the Federal Trade Commission ("FTC") or unless early termination of the waiting period is granted. Parent expects to make such a filing within a few days after the date of this Offer. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the tenth day after the date of substantial compliance by all parties receiving such requests. Complying with a request for additional information or documentary material can take a significant amount of time.

    The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the Offeror's proposed acquisition of the Company. At any time before or after the Offeror's acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger, or seeking the divestiture of Shares acquired by the Offeror or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer, the Merger or the consummation of the Merger on antitrust grounds will not be made, or, if such a challenge is made, of the result thereof.

    If any applicable waiting period under the HSR Act applicable to the Offer has not expired or been terminated prior to the Expiration Date, the Offeror will not be obligated to proceed with the Offer or the purchase of any Shares not theretofore purchased pursuant to the Offer. See Section 15.

    State Takeover Laws. The Company is incorporated under the laws of the State of Georgia. In general, Section 14-2-1132 of the GBCC ("Section 14-2-1132") prevents an "interested stockholder" (including a person who owns or has the right to acquire 10% or more of the voting power of the outstanding voting shares of a corporation from engaging in a "business combination" (defined to include mergers and certain other actions) with a Georgia corporation for a period of five years following the date such person became an interested stockholder unless (i) such interested stockholder, prior to becoming an interested stockholder, obtained the approval of the Board of Directors of either the business combination or the transaction that resulted in such person becoming an interested stockholder, (ii) such interested stockholder became the beneficial owner of at least 90% of the outstanding shares of voting stock of the corporation (excluding shares owned by persons who are directors, officers, their affiliates or associates

                                 25

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and by subsidiaries of the corporation and certain employee stock plans) in the same transaction in which the interested stockholder became an interested stockholder or (iii) on or subsequent to the date the interested stockholder became an interested stockholder, the interested stockholder becomes the beneficial owner of at least 90% of the outstanding voting stock of the corporation (excluding shares owned by persons who are directors or officers, their affiliates or associates and by subsidiaries of the corporation and certain employee stock plans) and the business combination is approved by holders of a majority of the voting stock entitled to vote, excluding voting stock beneficially owned by the interested stockholder or by persons who are directors or officers and by subsidiaries of the corporation and certain employee stock plans. The Offer, the Merger and the Merger Agreement have been approved by the Company's Board of Directors. Accordingly, Section 14-2-1132 will be inapplicable to the Merger.

    A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. In Edgar v. MITE Corp., in 1982, the Supreme Court of the United States (the "U.S. Supreme Court") invalidated on constitutional grounds the Illinois Business Takeover statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However in 1987, in CTS Corp. v. Dynamics Corp. of America, the U.S. Supreme
Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the U.S. Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

    The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. The Offeror does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and has not complied with any such laws. Should any person seek to apply any state takeover law, the Offeror will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Offeror might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, the Offeror might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such event, the Offeror may not be obligated to accept for payment any Shares tendered. See Section 15.

17. FEES AND EXPENSES.

    Neither the Offeror nor Parent, nor any officer, director, stockholder, agent or other representative of the Offeror or Parent will pay any fees or commissions to any broker, dealer or other person (other than the Dealer Manager, the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by the Offeror for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

    Donaldson, Lufkin & Jenrette is acting as Dealer Manager for the
Offer for which services Donaldson, Lufkin & Jenrette will receive customary compensation. Parent also has agreed to reimburse Donaldson, Lufkin & Jenrette for reasonable travel and other out-of-pocket expenses, including reasonable legal fees and expenses, and to indemnify Donaldson, Lufkin & Jenrette and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Donaldson, Lufkin & Jenrette's engagement. In the ordinary course of business, Donaldson, Lufkin & Jenrette and its affiliates may actively trade or hold the securities of Parent and the Company for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

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

    The Offeror has retained American Securities Transfer & Trust, Inc.
to act as Depositary in connection with the Offer and has retained
Morrow & Co., Inc. to act as Information Agent. The Information
Agent and the Depositary will receive reasonable and customary compensation for their services hereunder and reimbursement for their reasonable out-of-pocket expenses. The Depositary will also be indemnified by the Offeror against certain liabilities in connection with the Offer. The Information Agent may contact holders of Shares by mail, telex, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners of Shares.

18. MISCELLANEOUS.

    The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares residing in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Offeror by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

    No person has been authorized to give any information or make any representation on behalf of the Offeror other than as contained in this Offer to Purchase or in the Letter of Transmittal and, if any such information or representation is given or made, it should not be relied upon as having been authorized by the Offeror or Parent.

    The Offeror and Parent have filed with the Commission the
Schedule 14D-1, pursuant to Section 14(d)(1) of the Exchange Act and Rule 14d-3 promulgated thereunder, furnishing certain information with respect to the Offer. The Schedule 14D-1 and any amendments thereto, including exhibits, may be examined and copies may be obtained at the same places and in the same manner as set forth with respect to the Company in Section 8 (except that they will not be available at the regional offices of the Commission).

    This document and the exhibits attached hereto may contain certain statements that are not strictly historical and are considered forward-looking statements. Although the Parent believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be realized. Forward-looking statements involve known and unknown risks which may cause the Parent's actual results and corporate developments to differ materially from those expected. Factors that could cause results and developments to differ materially from the Parent's expectations include, without limitation, the risks described from time to time in the Parent's reports filed with the Securities and Exchange Commission including quarterly reports on Form 10-Q, annual reports on Form 10-K and reports on Form 8-K. The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to forward-looking statements are not available to statements made in connection with a tender offer.

                              ANNEX I

         CERTAIN INFORMATION CONCERNING THE DIRECTORS
       AND EXECUTIVE OFFICERS OF THE PARENT AND THE OFFEROR

    DIRECTORS AND EXECUTIVE OFFICERS OF PARENT. Set forth below are the name, current business address, present principal occupation or employment and employment history (covering a period of not less than five years) of each executive officer and director of Parent. Unless otherwise indicated, each such person's business address is 23 Inverness Way East, Suite 160, Englewood, Colorado 80112. All persons listed below are citizens of the United States of America.


DIRECTORS

                                                                          PRESENT PRINCIPAL OCCUPATION
                                                                           OR EMPLOYMENT AND MATERIAL
                                                                           POSITIONS HELD DURING PAST
            NAME                     BUSINESS ADDRESS                              FIVE YEARS
            ----                     ----------------                     ----------------------------
Gerald F. Mahoney...........                                  Chairman of the Board and Chief Executive Officer
Paul V. Reilly..............                                  President and Chief Operating Officer
Frank P. Diassi.............                                  Chairman of Sterling Chemicals, Inc.
Frank J. Hevredjs...........                                  Chairman of First Sterling Ventures Corp., Endoro
                                                              Holdings, Inc. and Fibreglass Holdings, Inc.
Janice C. Peters............                                  Chief Executive Officer of MediaOne(R)
Jerome W. Pickholz..........                                  Chairman of Pickholz, Tweedy, Cowan, L.L.C.
William R. Thomas...........                                  Chairman of the Board of Directors and President of
                                                              Capital Southwest Corporation

EXECUTIVE OFFICERS
                                                                          PRESENT PRINCIPAL OCCUPATION
                                                                           OR EMPLOYMENT AND MATERIAL
                                                                           POSITIONS HELD DURING PAST
            NAME                     BUSINESS ADDRESS                              FIVE YEARS
            ----                     ----------------                     ----------------------------
Gerald F. Mahoney...........                                  Chairman and Chief Executive Officer
Paul V. Reilly..............                                  President and Chief Operating Officer
Gary Ritondaro..............                                  Sr. Vice President and Chief Financial Officer
V. Bruce Thomson............                                  Sr. Vice President--Corporate Development
Roger Wertheimer............                                  Vice President General Counsel and Secretary
Robert Meyer................                                  Vice President--Treasurer and Tax
Keith T. Pratt..............                                  Vice President--Corporate Purchasing
Julie Clark.................                                  Vice President--Internal Audit

    DIRECTORS AND EXECUTIVE OFFICERS OF OFFEROR. Set forth below are the name, current business address, present principal occupation or employment and employment history (covering a period of not less than five years) of each executive officer and director of the Offeror. Unless otherwise indicated, each such person's business address is 23 Inverness Way East, Suite 160, Englewood, Colorado 80112. All persons listed below are citizens of the United States of America.

DIRECTORS AND EXECUTIVE OFFICERS

                                                         PRESENT PRINCIPAL OCCUPATION
                                                          OR EMPLOYMENT AND MATERIAL
                                                          POSITIONS HELD DURING PAST
         NAME               BUSINESS ADDRESS                      FIVE YEARS
         ----               ----------------             ----------------------------
Gerald F. Mahoney.....                           Chief Executive Officer and President
Paul V. Reilly........                           Director
Gary Ritondaro........                           Director, Treasurer and Chief Financial
                                                 Officer
Roger Wertheimer......                           Director, Vice President and Secretary

    Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of the addresses set forth below:

                  THE DEPOSITARY FOR THE OFFER IS:

               AMERICAN SECURITIES TRANSFER & TRUST, INC.
                12039 W. Alameda Parkway, Suite Z-2
                      Lakewood, Colorado 80228
                      Attention: Kim Hammonds
                        TEL: (303) 985-5400
                        FAX: (303) 986-2444

                   By Hand or Overnight Courier:

               American Securities Transfer & Trust, Inc.
                      12039 W. Alameda Parkway
                             Suite Z-2
                      Lakewood, Colorado 80228

                              By Mail:

                American Securities Transfer & Trust, Inc.
                           P.O. Box 1596
                    Denver, Colorado 80201-1596

    Questions and requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification on Substitute Form W-9 may be directed to the Information Agent at the locations and telephone numbers set forth below. Shareholders may also contact Donaldson, Lufkin & Jenrette Securities Corporation, Dealer Manager for the Offer, or their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

              THE INFORMATION AGENT FOR THE OFFER IS:

                         MORROW & CO., INC.

                     445 Park Avenue, 5th Floor
                         New York, NY 10022
                    Call Collect (212) 754-8000
              Banks and Brokerage Firms, Please Call:
                           (800) 662-5200

              SHAREHOLDERS PLEASE CALL: (800) 566-9061


                THE DEALER MANAGER FOR THE OFFER IS:

                    DONALDSON, LUFKIN & JENRETTE

                          277 Park Avenue
                      New York, New York 10172
                           (212) 892-7700